27 August 2004

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Interests in shares

Reed Elsevier received notification yesterday from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust ("the Trust"), that the Trust now holds an interest in 8,344,258 ordinary shares in Reed Elsevier PLC and 3,630,626 ordinary shares in Reed Elsevier NV as a result of the following transactions which took place on 26 August 2004:

(a)

Purchase of 350,000 ordinary shares in Reed Elsevier PLC at a price of 484.8643p per share.

(b)

Purchase of 750,000 ordinary shares in Reed Elsevier NV at a price of €10.4983 per share.

The above transactions took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier.  The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier's share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes.  Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.